Mail Stop 4561

July 27, 2007

Nevaeh Enterprises Ltd.
25 Jin Hua Street
Chang Chun, Ji Lin
China, 130000

> Re: **Nevaeh Enterprises Ltd.**
> **Registration Statement on Form SB-2**
> **Filed on July 19, 2007**
> **File No. 333-144681**

Ladies and Gentlemen:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Facing Page of Registration Statement

1.   Please provide the name, address, and telephone number of your U.S. agent for service of documents relating to the registration statement. Please also add the name, address, telephone number and facsimile number of your U.S. counsel.

Item 28. Undertakings, page 49

2.   Please include the undertaking required by Item 512(g)(2) of Regulation S-B.

Exhibit 5. Legal Opinion

3.   The legality opinion you have filed opines as to whether "Shares currently issued
and those to be offered pursuant to the Registration Statement, if sold as described
in the Registration Statement, will be legally issued, fully paid and non-assessable
under the Nevada corporate laws." Please file another opinion that appropriately
differentiates between those shares that are currently issued and those that are to
be issued. For instance, both categories will be offered pursuant to the
registration statement, and with respect to the first category, counsel should opine
as to whether they are validly issued, rather than whether they will be validly
issued.

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in your filing to be certain that the filing includes all information required
under the Securities Act of 1933 and that they have provided all information investors
require for an informed investment decision. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority,
declare the filing effective, it does not foreclose the Commission from
taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated
authority, in declaring the filing effective, does not relieve the company
from its full responsibility for the adequacy and accuracy of the disclosure
in the filing; and

·   the company may not assert the declaration of effectiveness as a defense in
any proceeding initiated by the Commission or any person under the
federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have questions, please call David L. Orlic at (202) 551-3503, or if you require further assistance, me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief-Legal